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08029611

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SEC Mail Processing Section

MAR 26 2008

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/07 (MM/DD/YY) AND ENDING 01/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halbert, Hargrove & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Ocean Boulevard, 23rd Floor

(No. and Street)

Long Beach	CA	90802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell T. Hill (562) 435-5657

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, 22nd Floor	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 16 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell T. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halbert, Hargrove & Co., as of January 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

CRAIG T. CROSS
Commission # 1702903
Notary Public - California
Los Angeles County
My Comm. Expires Nov 4, 2010

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On March 18, 2008 (Date) before me, Craig T Cross Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Russell T. Hill (Name(s) of Signer(s))

☐ personally known to me

☑ (or proved to me on the basis of satisfactory evidence)

CRAIG T. CROSS
Commission # 1702903
Notary Public - California
Los Angeles County
My Comm. Expires Nov 4, 2010

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Place Notary Seal Above

Craig T. Cross
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: SEC Annual Audit

Document Date: Jan. 31, 2008 Number of Pages: Two

Signer(s) Other Than Named Above: No Other Signers

Capacity(ies) Claimed by Signer(s)

Signer's Name: Russell T. Hill

☐ Individual
☑ Corporate Officer — Title(s): CFO
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing: MH&Co

RIGHT THUMBPRINT OF SIGNER
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Signer's Name:

☐ Individual
☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
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HALBERT, HARGROVE & CO.

FINANCIAL STATEMENTS
JANUARY 31, 2008 AND 2007

CONTENTS

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Halbert, Hargrove & Co.:

We have audited the accompanying statements of financial condition of Halbert, Hargrove & Co. (the Company) as of January 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halbert, Hargrove & Co. as of January 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
March 24, 2008

HALBERT, HARGROVE & CO.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	January 31, 2008	January 31, 2007
ASSETS		
Cash	$ 136,394	$ 135,483
Miscellaneous receivables	24,824	21,852
Prepaid expenses	5,907	5,116
Investment	421,958	200,000
Deferred income taxes	6,342	84
Other assets	4,185	1,705
TOTAL ASSETS	$ 599,610	$ 364,240

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
LIABILITIES		
Accounts payable	$ 91	$ 919
Accrued expenses	6,206	9,047
Income taxes payable	9,380	2,053
Deferred income taxes	72,139	
	87,816	12,019
COMMITMENTS (Note 2)		
Subordinated borrowings	25,042	25,042
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 30,000 shares authorized	18,675	18,675
Additional paid-in capital	75,923	75,923
Retained earnings	392,154	232,581
	486,752	327,179
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 599,610	$ 364,240

The accompanying notes are an integral part of these financial statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF INCOME

	For the Year Ended January 31, 2008	2007
REVENUE		
Commissions – sale of investment company shares	$ 205,706	$ 180,553
Commissions – sale of variable annuities	55,708	48,944
Unrealized gain on investment	170,726	
Other revenue	70,348	29,168
	502,488	258,665
EXPENSES		
Sales and administrative employees' expenses	186,296	159,311
Communications	428	1,244
Occupancy and equipment costs	24,460	23,456
Interest expense	2,254	2,254
Regulatory fees and expenses	5,915	6,062
Compliance	8,293	541
Other expenses	38,369	42,416
	266,015	235,284
INCOME BEFORE INCOME TAXES	236,473	23,381
PROVISION FOR INCOME TAXES	76,900	7,380
NET INCOME	$ 159,573	$ 16,001

The accompanying notes are an integral part of these financial statements.

HALBERT, HARGROVE & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Shares Issued	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT FEBRUARY 1, 2006	18,675	$ 18,675	$ 75,923	$ 216,580	$ 311,178
NET INCOME				16,001	16,001
BALANCE AT JANUARY 31, 2007	18,675	18,675	75,923	232,581	327,179
NET INCOME				159,573	159,573
BALANCE AT JANUARY 31, 2008	18,675	$ 18,675	$ 75,923	$ 392,154	$ 486,752

The accompanying notes are an integral part of these financial statements.

HALBERT, HARGROVE & CO.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

	For the Year Ended January 31, 2008	2007
SUBORDINATED BORROWINGS AT BEGINNING OF YEAR	$ 25,042	$ 25,042
SUBORDINATED BORROWINGS AT END OF YEAR	$ 25,042	$ 25,042

The accompanying notes are an integral part of these financial statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF CASH FLOWS

	For the Year Ended January 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 159,573	$ 16,001
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income taxes	65,881	3,733
Realized and unrealized (gain) loss on investments	(170,726)	5,408
(Increase) decrease in:		
Miscellaneous receivables	(2,972)	14,802
Prepaid expenses	(791)	8,105
Other assets	(2,480)	
Increase (decrease) in:		
Accounts payable	(828)	(2,041)
Accrued expenses	(2,841)	3,651
Income taxes payable	7,327	2,053
Net Cash Provided By Operating Activities	52,143	51,712
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investment	(51,232)	(100,000)
Proceeds from sale of investment		7,165
Subordinated note receivable collections		26,860
Net Cash Used In Investing Activities	(51,232)	(65,975)
NET CHANGE IN CASH	911	(14,263)
CASH AT BEGINNING OF YEAR	135,483	149,746
CASH AT END OF YEAR	$ 136,394	$ 135,483
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for:		
Income taxes	$ 3,150	None
Interest expense	$ 2,254	$ 2,254

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Halbert, Hargrove & Co. (the "Company") is incorporated under the laws of the State of California. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company limits its business to the distribution of mutual funds and/or variable life insurance or annuities to its customers, who are primarily middle- to high-income individuals and, accordingly, is exempt from rule 15c3-3 of the Securities and Exchange Commission.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash – Concentration of Credit Risk

Throughout the year, the Company has maintained cash balances at its financial institution in excess of federally insured limits.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income taxes are provided for temporary differences relating to certain items of revenue and expense, which are recognized in different periods for tax and accounting purposes. Deferred income taxes relate to the current year's California franchise tax, differences in timing of deductibility of deferred compensation, vacation expense, and taxability of unrealized gains and income from investments. The significant component of the Company's deferred tax liability for the year ended January 31, 2008 is approximately $64,000 in connection to the unrealized gain on investments.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a settlement date basis, generally after security transactions have been executed and the Company has received confirmation from its clearing broker.

NOTE 2 - Commitments

Operating Leases

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in December 2009, with two renewal options for a total of ten additional years. The Company has a sublease agreement with an affiliated company sharing a common controlling ownership, which covers approximately 93% of the lease obligation.

The lease requires the Company to pay insurance and an annually assessed common area maintenance charge in the amount of the assessment in excess of a fully occupied equivalent base period amount. Total rent expense for the years ended January 31, 2008 and 2007 was approximately $24,500 and $23,500 respectively, which is net of sublease reimbursements of approximately $338,400 and $367,100, respectively, for the years ended January 31, 2008 and 2007.

Future minimum lease payments on noncancelable operating leases of one year or more are approximately as follows:

Year Ending January 31,	
2009	$ 368,700
2010	337,900
	$ 706,600

NOTE 2 - Commitments (Continued)

Operating Leases (Continued)

Future minimum sublease payments to be received on noncancelable sublease agreements are approximately as follows:

Year Ending January 31,	
2009	$ 344,700
2010	313,900
	$ 658,600

NOTE 3 - Related-Party Transactions

Investments

Investments or securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

In December 2003, the Company invested $100,000 in an affiliated company, receiving Special Class 3 Capital Units, which represents a 1.99% interest. During the year ended January 31, 2007, the Company invested an additional $100,000 in this company by purchasing additional Special Class 3 Capital Units, representing an additional 1.99% interest. In addition, during the year ended January 31, 2008, the Company invested an additional $51,232 in the affiliated company by purchasing additional Special Class 3 Capital Units, representing an additional 0.55% interest, bringing the total interest to 4.53%. This investment is not readily marketable. Management has determined that the cost of the most recent transaction at each year-end approximates the fair value at January 31, 2008 and 2007, respectively. The cost per unit interest for transactions during the year ended January 31, 2008 was $7.82.

NOTE 3 - Related-Party Transactions (Continued)

Subordinated Borrowings

The Company is obligated on a 9% note payable in the amount of $25,042 to a relative of the majority stockholder. The note was made September 3, 1991 and is due December 31, 2009. The note is subordinated to claims of general creditors. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Reimbursed Expenses

The Company reimburses an affiliated company for salaries and other expenses. These costs totaled approximately $13,900 and $13,400 for the years ended January 31, 2008 and 2007, respectively.

NOTE 4 - Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended January 31, 2008	For the Year Ended January 31, 2007
Current:		
Federal	$ 6,326	$ 2,608
State	4,693	1,039
	11,019	3,647
Deferred income taxes	65,881	3,733
	$ 76,900	$ 7,380

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness, and the percentage of debt to debt-equity shall not exceed 70%. At January 31, 2008, the Company had net capital of $47,382, which was $42,382 in excess of its required net capital, and the Company's net capital ratio was .33 to 1.

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
JANUARY 31, 2008

CREDITS	
Stockholders' equity per the Company's unaudited X-17A-5 Part IIA filing	$ 393,819
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	25,042
Net audit adjustments	92,933
Stockholders' equity	511,794
DEBITS	
Nonallowable assets:	
Receivables from noncustomers	24,824
Investments not readily marketable	421,958
Prepaid expenses and deferred income taxes	12,249
Other assets	4,185
	463,216
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION	48,578
HAIRCUT ON SECURITIES POSITION, mutual funds	1,196
NET CAPITAL	47,382
MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $5,000 OR 6.67% OF AGGREGATE INDEBTEDNESS OF $15,677	5,000
Excess net capital	$ 42,382
Excess net capital at 1000%	$ 45,814
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.33
PERCENT OF DEBT TO DEBT-EQUITY TOTAL	4.9%
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 127,390
Net audit adjustments	(80,008)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 47,382
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 7,808
Net audit adjustments	7,869
AGGREGATE INDEBTEDNESS	$ 15,677

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE II
JANUARY 31, 2008

1. Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 Section (k)(1) as of January 31, 2008. The Company limits business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

2. Information Relating to Possession or Control Requirements under rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 Section (k)(1) as of January 31, 2008. The Company limits business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Halbert, Hargrove and Co.

In planning and performing our audit of the financial statements of Halbert, Hargrove and Co. (the Company), as of and for the year ended January 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
March 24, 2008

END